UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Early Resignation of a Non-Executive Director

who is a Member of the Audit committee

On December 31, 2010, KB Financial Group Inc. (“KB Financial Group”) announced the following resignation of a non-executive director who is a member of the audit committee.

Key Details:

•	Details of the resigning non-executive director who is a member of the audit committee:

1)	Name: Chan Soo Kang

2)	Stated term as a non-executive director: From September 29, 2008 to the date of the annual general meeting of shareholders in 2011

3)	Stated term as a member of the audit committee: March 26, 2010 to the date of the annual general meeting of shareholders in 2011

•	Reason for resignation: Personal reasons

•	Resignation date: December 31, 2010

•	Details of the board of directors of KB Financial Group following the resignation:

1)	Number of directors: 8

2)	Number of non-executive directors: 7

•	Details of the members of the Audit Committee of KB Financial Group following the resignation:

4)	Number of members of the Audit Committee, who are non-executive directors: 4

5)	Number of members of the Audit Committee, who are not non-executive directors: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: January 3, 2011	By:	/S/ WANG-KY KIM
(Signature)
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO